UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Constellium N.V.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

NN22035104

(CUSIP Number)

Eleanor Evans

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

+44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

May 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NN22035104

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,913,925 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,913,925 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 28,913,925 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.39 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. NN22035104

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,913,925 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,913,925 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 28,913,925 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.39 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A ordinary shares, nominal value €0.02 per share (the “Shares”), of Constellium N.V., a Dutch public law company (the “Company”), whose principal executive offices are at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Item 2. Identity and Background.

This Schedule 13D is being filed by Rio Tinto plc (“Rio Tinto”), a public limited company incorporated under the laws of England and Wales, and Rio Tinto International Holdings Limited (“RTIH”), a company incorporated under the laws of England and Wales.

Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group.

The principal executive offices of each of Rio Tinto and RTIH are located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Rio Tinto and RTIH are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rio Tinto and RTIH have entered into a Joint Filing Agreement, dated June 10, 2013, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration

Rio Tinto and RTIH acquired the previous parent company of the Company, Alcan Inc. (“Alcan”), pursuant to a tender offer to purchase all of the outstanding Alcan common shares for cash in 2007. The aggregate cash purchase price for the Alcan common shares tendered in the offer was approximately $34.2 billion. On January 4, 2011, Rio Tinto sold 51 per cent. and 10 per cent. of the Shares in the Company (formerly known as the Alcan Engineered Aluminum Products business unit, which was wholly owned by Rio Tinto) to Apollo and FSI, respectively. Following that transaction, Rio Tinto and RTIH held 39 per cent. and FSI held 10 per cent. of the Shares. In connection with a recapitalization prior to the Issuer’s initial public offering, the Issuer issued an additional 23.8 Shares for each outstanding Share to each shareholder, as a result of which RTIH acquired an additional 31,389,272 Shares, for no additional consideration.

Item 4. Purpose of Transaction

All of the Shares that are held of record by Rio Tinto and RTIH as reported herein were acquired for investment purposes. Rio Tinto and RTIH retain the right to change their investment intent, from time to time to acquire additional Shares or other securities of the Company, or to sell or otherwise dispose of all or part of the Shares or other securities of the Company if any, beneficially owned by them, in any manner permitted by law. Rio Tinto and RTIH may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Neither Rio Tinto nor RTIH currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, Rio Tinto and RTIH may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The responses of the Rio Tinto Companies to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Under the terms of the Amended and Restated Shareholders Agreement dated as of May 29, 2013 (the “Shareholders Agreement”), among RTIH, Apollo Omega (Lux) S.à.r.l. (“Apollo”), AMI (Luxembourg) S.à.r.l. (“AMI”), Fonds Stratégique d’Investissement (“FSI” and, together with RTIH, Apollo and AMI, the “Shareholders”) and the Company, each of the Shareholders agreed that as long as the number of Shares owned by a Shareholder equals or exceeds a specified percentage amount, RTIH and FSI would each be entitled to designate for binding nomination one member of the board of directors of the Company, and Apollo and AMI collectively would have the right to designate for binding nomination a majority of the board of directors or two members of the board of directors, depending on whether the aggregate number of shares held by Apollo and AMI equals or exceeds the required percentage amount. Each of the Shareholders also agreed to vote in favor of each director nominated by the other Shareholders, as long as the Shareholder that nominated the director continues to hold the required percentage of the Company’s Shares. Accordingly, Rio Tinto and RTIH may be deemed to comprise a group with Apollo, AMI and FSI, within the meaning of the Exchange Act, that may be deemed to share voting power with respect to the aggregate 78,851,412 Shares held by the Shareholders, which represents approximately 77.4 per cent. of the Company’s outstanding Shares. See the statements on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Apollo and AMI and by FSI, respectively. Each of the Rio Tinto and RTIH disclaims beneficial ownership of all of the Shares held by Apollo, AMI and FSI, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

On May 29, 2013, RTIH sold 3,851,852 Shares pursuant to an underwritten offering (the “Offering”), as discussed in the Company’s registration statement on Form F-1 (File No. 333-188556), filed with the SEC on May 13, 2013, as amended, and the underwriting agreement dated as of May 22, 2013 (the “Underwriting Agreement”), among the Company, Apollo, AMI, RTIH, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the underwriters identified therein. Upon completion of the Offering on May 29, 2013, RTIH held 28,913,925 Shares, representing 28.39 per cent. of the Company’s outstanding Shares.

The percentage of Shares is based on 101,811,560 outstanding Shares as of May 29, 2013.

In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, neither of Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither of Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither of Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto and RTIH.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Shareholders Agreement

Under the terms of the Shareholders Agreement, each of the Shareholders agreed that as long as the total number of Shares:

(1)	owned by RTIH and its affiliates equals or exceeds 10 per cent. of the total number of outstanding Shares (but excluding Shares issued pursuant to a management equity plan of the Company), or RTIH continues to hold all of the Shares initially subscribed for by RTIH or its affiliates in 2010, RTIH will be entitled to designate for binding nomination one member of the board of directors of the Company;

(2)	owned by FSI and its affiliates equals or exceeds 4 per cent. of the total number of outstanding Shares (but excluding Shares issued pursuant to a management equity plan of the Company), or FSI continues to hold all of the Shares initially subscribed for by FSI or its affiliates in 2010, FSI will be entitled to designate for binding nomination one member of the board of directors of the Company;

(3)	owned by Apollo and AMI and their respective affiliates (i) equals or exceeds 40 per cent. of the total number of outstanding Shares (but excluding Shares issued pursuant to a management equity plan of the Company), or Apollo and AMI, together with their respective affiliates, continue to hold all of the Shares initially subscribed for by such persons in 2010, and (ii) no person that is not an affiliate of Apollo or AMI holds a majority of the Shares, Apollo and AMI collectively will be entitled to designate for binding nomination a majority of the directors comprising the board of directors of the Company; and if Apollo and AMI fail to satisfy either of the foregoing conditions, Apollo and AMI will collectively be entitled to nominate two directors as long as the total number of Shares equals or exceeds 10 per cent. of the total number of outstanding Shares (but excluding Shares issued pursuant to a management equity plan of the Company).

Each of the Shareholders also agreed to vote in favor of each director nominated by the other Shareholders, as long as the Shareholder that nominated the director continues to hold the required percentage amount of the Company’s Shares.

Underwriting Agreement

On May 22, 2013, the Company, Apollo, AMI and RTIH entered into the Underwriting Agreement with Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the underwriters identified in the Underwriting Agreement (collectively, the “Underwriters”), with respect to the sale of Shares issued by the Company and the sale of Shares held by RTIH, Apollo and AMI. Closing of the sales occurred on May 29, 2013.

Lock-Up Agreement

In connection with the Company’s initial public offering and pursuant to the Underwriting Agreement, RTIH entered into a lock-up agreement (the “Lock-Up Agreement”) with the representatives of the underwriters in the initial public offering, pursuant to which RTIH agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, any of the Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive any Shares, for a 180 day period ending on the date that is 180 days after May 22, 2013 (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Lock-Up Period will be automatically extended if (i) during the last 17 days of the Lock-Up Period, the Company releases earnings results or announces material news or a material event, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the Lock-Up Period, in which case the restrictions imposed by the Lock-Up Agreement will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, unless Goldman, Sachs & Co., as the representative of the underwriters, agrees to waive such extension.

Share Purchase Agreement

On May 22, 2013, the Shareholders entered into a Share Purchase Agreement (the “Purchase Agreement”) whereby FSI agreed to place a binding order to purchase 4,445,488 Shares in the Company’s initial public offering, and Apollo, AMI and Rio Tinto agreed to use best efforts to cause the Underwriters to allocate that number of Shares to FSI. Under the terms of the Purchase Agreement, FSI also agreed that if FSI purchased Shares in the initial public offering, then until May 29, 2014, neither FSI nor its affiliates would directly or indirectly acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or by joining a group, any securities of the Company that would result in FSI and its affiliates owning, controlling or otherwise having a beneficial or other ownership interest in the Company which in the aggregate is greater than the percentage ownership interest in the Company held by FSI as of the closing of the Company’s initial public offering. The limitation on FSI’s acquisition of Shares is subject to certain exceptions, including in the event that Apollo, AMI and RTIH, acting jointly, waive the limitation in whole or in part. In addition, if FSI’s percentage ownership interest in the Company’s Shares is less than 12.5% following the closing of the initial public offering and the exercise of any over-allotment option granted to the Underwriters, then commencing on November 29, 2013, FSI and its affiliates can purchase Shares or other securities of the Company as long as the percentage ownership interest of FSI and its affiliates in the Issuer does not exceed 12.5%.

The summaries of the Shareholders Agreement and the Underwriting Agreement as described in this Item 6 and in Item 5 above, and of the Lock-Up Agreement and the Purchase Agreement as described in this Item 6, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Schedule 13D as Exhibits B, C, D and E, and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Form of Amended and Restated Shareholders Agreement dated as of May 29, 2013, by and among the Company, Apollo, AMI, RTIH and FSI, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 13, 2013 (File No. 333-188556), as amended

C	Form of Underwriting Agreement, by and among the Company, Apollo, AMI, RTIH, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556))

D	Form of Lock-Up Agreement, by and among Goldman, Sachs & Co. Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement, and RTIH, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556)

E	Share Purchase Agreement dated as of May 22, 2013, by and among Apollo, AMI, RTIH and FSI

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

Rio Tinto plc

By:	/s/ Eleanor Evans
Signature

Eleanor Evans / Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Gemma Aldridge
Signature

Gemma Aldridge / Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Christopher Lynch	Chief Financial Officer	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Guy Elliot	Senior Executive Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Michael Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Hugo Bagué	Group Executive, Organisational Resources	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Alan Davies	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Andrew Harding	Chief Executive of Rio Tinto Iron Ore	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Jean-Sébastien Jacques	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	France

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Energy	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited Directors and Executive Officer

Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Michael Bossick	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Executive Officer

Gemma Aldridge	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Form of Amended and Restated Shareholders Agreement dated as of May 29, 2013, by and among the Company, Apollo, AMI, RTIH and FSI, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 13, 2013 (File No. 333-188556), as amended

C	Form of Underwriting Agreement, by and among the Company, Apollo, AMI, RTIH, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556))

D	Form of Lock-Up Agreement, by and among Goldman, Sachs & Co. Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement, and RTIH, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556)

E	Share Purchase Agreement dated as of May 22, 2013, by and among Apollo, AMI, RTIH and FSI